Exhibit 3.2

AMENDMENT OF

BYLAWS OF

WINCHESTER BANCORP, INC.

July 29, 2026

The undersigned, being the Corporate Secretary of Winchester Bancorp, Inc. (the “Company”), hereby certifies that the Board of Directors of the Company approved an amendment to the Bylaws of the Company (the “Bylaws”), effective as of the date indicated above.

1. Article VI, Section 5 of the Bylaws is hereby amended by deleting such section in its entirety and substituting therefore the following:

“Section 5. Fiscal Year.

The fiscal year of the Corporation shall commence on the first day of January and end on the last day of December in each year.”

/s/ Paula M. Cotter

Paula M. Cotter, Corporate Secretary